Exhibit 21. 1

SUBSIDIARIES OF HYDROGENICS CORPORATION

Subsidiaries	Jurisdiction of Incorporation

Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies, Inc.)	Canada

Stuart Energy Systems Corporation	Canada

Hydrogenics Europe NV	Belgium

Hydrogenics GmbH	Germany